

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

Elise Travertini, President
Blue Sun Media, Inc.
349 W. Pine Street, Suite 4D
Central Point, OR 97502

      Re: **Blue Sun Media, Inc.**
                Registration Statement on Form S-1
                Filed January 27, 2011
                File No. 333-171891

Dear Ms. Travertini:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   In your prospectus "subject to completion" legend, you refer to your company as BSM Tech, Inc. Please tell us whether your company is authorized to do business under another name. To the extent that you are not, please refer to your Company using the corporate name authorized for use by the Nevada Secretary of State.

Risk Factors

General

2.   Please revise to include risk factor disclosure discussing the possibility that you will not be able to retain an authorized OTCBB market maker to apply to have your shares quoted on the OTCBB subsequent to your registration statement being declared effective. Such disclosure should also address the possibility that should you retain a market maker to apply to have your shares quoted on the OTCBB, such application may not be accepted.

Elise travertini
Blue Sun Media, Inc.
February 23, 2011
Page 2

In this regard, we note your plans to develop an active trading market disclosed on page 15.

Risks Related to Our Business

"Although we plan to offer the securities from this offering, there is no guarantee that we will commence the offering…," page 5

3.   Please revise to expand this risk factor to include a discussion of the risks to investors associated with the no-minimum nature of this offering. For example, even if you fail to raise funds sufficient to fund your operations, you will not be obligated to return any of the proceeds raised to investors.

"The Company is subject to the 15(d) reporting requirements under the Securities Exchange Act of 1934…," page 6

4.   We note your representation that you are subject to the 15(d) reporting requirements of the Securities Exchange Act of 1934. Please revise this risk factor so that it clearly indicates that you will be subject to those reporting requirements subsequent to your registration statement being declared effective.

"We are dependent upon the proceeds of this offering to fund our business. If we do not sell enough shares…," page 6

5.   You state that you must raise approximately $25,000 in gross proceeds from this offering. You indicate elsewhere in your registration statement, however, that the maximum gross proceeds from this offering will be $30,000, and you disclose in your Use of Proceeds discussion that 100% of the net proceeds from this offering will be $25,000. Please advise, or revise your document to address this inconsistency.

"The internet software market for tweens, teens, and child protection is a very fragmented market with no leaders…," page 7

6.   Please provide us with a factual basis for you statement that the market in which you intend to operate is "very fragmented with no leaders." To the extent you relied on reports or other market data created by third parties, please provide us with copies of those documents supplementally. Please ensure that the relied upon text contained in any third-party reports provided is highlighted and cross-referenced to the part of your document where such information is used. In this regard, we also note your representation regarding the percentage of internet users under "Market Overview" on page 18.

"We may not be able to compete successfully with current and future competitors," page 9

7.   Given that you are a development stage company that has not yet developed a product or commenced operations, please tell us the basis for your statement that well-established companies such as Yahoo!, Google and Facebook could be your potential competitors. We also refer to your disclosure under the sub-caption "Competition" on page 23.

"Auditor's going concern – substantial uncertainty about the ability of MLIGHT, Inc. to continue its operations…," page 9

8.   We note that this risk factor sub-caption references a company with a name different than your own. Please advise or revise your document as necessary.

"Because the company has 520,000,000 authorized shares, management could issue additional shares…," page 10

9.   Please revise this risk factor disclosure to indicate that 20 million of your 520 million authorized shares are preferred stock. You should also describe any potential adverse effects that the issuance of those shares of preferred stock could have on the holders of your common stock.

"The company does not anticipate paying dividends in the foreseeable future." page 10

10.   You disclose that you do not anticipate paying dividends on your common stock in the foreseeable future, and that the only way to liquidate your investment would be to sell your stock. Please revise this risk factor to clearly explain that unless you pay dividends, your investors will not be able to receive a return on their shares unless they sell them at a price higher than that which was initially paid for such shares.

The failure to comply with the internal control evaluation and certification requirements of section 404 of Sarbanes-Oxley…," page 11

11.   You represent that in addition to being subject to the reporting requirements of the Securities Exchange Act of 1934, you are also required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Please clarify that you are not subject to paragraphs (a) and (b) of Item 308 of Regulation S-K until you either have been required to file an annual report pursuant to section 13(a) or 15(d) of the Exchange Act for the prior fiscal year or had filed an annual report with the Commission for the prior fiscal year and that you will not be subject to paragraph (b) until you are an accelerated or large accelerated filer. See Instruction 1 to Item 308.

Director and Officer Compensation

Summary Compensation Table, page 31

12.   The table indicates that you are providing compensation data for fiscal 2011. Please revise to provide compensation data for your last completed fiscal year. Refer to Item 402(n)(1) of Regulation S-K.

Experts, page 34

13.   We note that your financial statements for the period ending December 31, 2010 have been audited by Dov Zaidman, CPA, CITP, CPA Firm. However, the Report of Independent Registered Public Accounting Firm is signed by ZS Consulting Group LLP. Please advise.

Financial Statements

Report of Independent Registered Public Accountants, page F-1

14.   We note that the third paragraph of the report does not conform to the requirements of AU Section508.08h in that it refers to the financial position of Blue Sun Media Inc. for the year ended December 31, 2010, and also does not make any reference to the results of operations or cash flows for any period.

Exhibits and Financial Statement Schedules, page II-2

15.   Please file your legality opinion with your next amendment. If you are not in a position to do so, please provide a draft copy of the opinion for us to review.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Matthew M. Crispino
Attorney-Advisor

cc: Via Facsimile (561) 362-9612
        James Schneider, Esq.
        Schneider, Weinberg & Beilly LLP